Acquisition of Major Stake in Other Company

1. Summary
- In order to grow into a comprehensive media company, hanarotelecom incorporated signed a Memorandum of Understanding to acquire 65% of shares (780,000 shares) of CelrunTV, a provider of TV portal/IP TV service platform and IP STB technology, at KRW 5.5 billion.
- Date of signing MoU: February 6, 2006
- Formal agreement to be concluded within one month after the signing of MoU

2. Expected effect
- Able to launch a commercial service of TV-based content-on-demand in 2H06.

3. Future plan
- Merger of CelrunTV into an affiliate and additional investment of KRW 13 billion in CelrunTV
- CelrunTV plans to increase the capital from KRW 6 billion to KRW 26 billion this year.

4. Others
- The above-stated information was released to the media on February 6, 2006 by the PR Team and the IR Team of hanarotelecom incorporated.